Exhibit 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Antiaging Quantum Living Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Title of Class of Security being registered	Fee Calculation Rule	Amount to be Registered		Proposed maximum offering price per share	Proposed Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Class A Ordinary Shares, $0.00001 par value	Other	4,280,342	(1)	$0.30	$1,284,102.60	0.0001381	$177.33

	Total Offering Amounts					$1,284,102.60		$177.33
	Total Fees Previously Paid							$0.00
	Total Fee Offsets							$0.00
	Net Fee Due							$177.33

(1)	Offering Note: This registration statement registers shares of common stock for resale by the selling stockholders. No shares are being offered by the registrant, and the registrant will not receive any proceeds from the resale. The filing fee is calculated in accordance with Rule 457(o).